Room 4561

October 31, 2007

Mr. Nand Gangwani
Vice President and
Chief Financial Officer
Napster, Inc.
9044 Melrose Ave.
Los Angeles, CA 90069

       Re: Napster, Inc.
             Form 10-K for the Fiscal Year Ended March 31, 2007
             Filed June 6, 2007
             File No. 000-32373

Dear Mr. Gangwani:

       We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 24

1.   We note several references to customer turnover ("churn") throughout your disclosures. Please describe to us the extent to which you use churn as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully to understanding and evaluating your company.

In addition, tell us what consideration you gave to disclosing this metric in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Liquidity and Capital Resources

Cash Flow Changes, page 41

2.   We note that you provide little discussion of cash flows from operating activities. In this regard, we note that there were material changes in several working capital line items; however, you have not disclosed why these changes occurred and how they impacted operating cash flow. For example, we note that your current disclosure only indicates that the changes in assets and liabilities are due to the "timing of receipts and payments." When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect your cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Christine Davis, Senior Staff Accountant at (202) 551-3408 or
me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief